News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
7.00AM (GMT) 8 November 2012
INTERIM MANAGEMENT STATEMENT
FIRST NINE MONTHS TRADING IN LINE WITH EXPECTATIONS, FULL YEAR OUTLOOK REAFFIRMED

Reed Elsevier, the global professional information company, has today issued a statement relating to the first nine months trading performance and outlook for the full year.

•	Underlying revenue growth +4% (+3% excluding the effect of biennial exhibition cycling).

•	All five business areas contributing to underlying growth.

•	On track to deliver underlying revenue and profit growth in line with expectations.

Chief Executive Officer, Erik Engstrom, commented:

“In the first nine months of 2012 we have made good progress in systematically transforming our business, primarily through organic investment, supplemented by selective portfolio developments. The macro economic environment and its impact on our customers’ markets remain uncertain, but by focusing on the fundamentals of our business, we expect to continue to improve the quality of our earnings”.

Nine month trading performance and full year 2012 outlook by business area:

Elsevier

•	Underlying revenue growth +2%.

•	Growth in databases and tools has remained strong. Double digit growth in usage and submissions has continued to drive good revenue growth in scientific and health research. Continued declines in print books and pharma promotion revenues.

•	In August 2012 the management structure of Elsevier was reorganised, combining the leadership of Science & Technology and Health Sciences. The pro forma revenue streams that formerly made up Science & Technology would have grown +5% underlying in the first nine months, and Health Sciences would have remained flat.

•	Full year outlook: We expect the trends for the first nine months to continue, with good growth in electronic revenues and declines in print books and pharma promotion.

LexisNexis Risk Solutions

•	Underlying revenue growth +6%.

•	Insurance solutions growth +7%, underpinned by good growth in established and new applications and services. Business Services growth +6% reflecting demand for risk management tools across financial institutions and other corporate customers.

•	Continued modest growth in Screening, largely driven by new product initiatives and new business wins. Good growth in state & local government revenues. Moderating declines in federal government revenues.

•	Full year outlook: We expect the good growth in Insurance and Business Services to continue. Screening continues to be subject to US hiring, and the outlook for government spending remains mixed.

LexisNexis Legal & Professional

•	Underlying revenue growth +1%.

•	Growth in usage and new sales of online research and litigation tools, partially offset by declines in print books and listings.

•	Roll out of the new technology platform is on track and new applications have been well received by customers. Plans for international releases on the New Lexis platform are proceeding well.

•	Full year outlook: Customer markets remain subdued reflecting the uncertain economic conditions in many of our markets. We expect the trends of the first nine months to continue as we execute against our plans to improve the business.

Reed Exhibitions

•	Underlying revenue growth +15% (+7% excluding biennial cycling); first half annual exhibition phasing reversed in Q3, eliminating phasing impact on year to date growth rate.

•	Strong growth in the US. Modest growth in Europe, with good growth in core franchises moderated by slowing growth in southern Europe. Outside the US and Europe strong growth continued, with emerging markets growth well into double digits.

•	New launch activity focused on high growth sectors and geographies, with 20 new launches in the first nine months.

•	Full year outlook: Full year results will reflect positive biennial cycling. Excluding cycling, we expect strong growth outside Europe to continue. Growth rates in Europe will continue to be impacted by the economic environment in southern Europe.

Reed Business Information

•	Underlying revenue growth +1%.

•	Major Data Services continued to generate good underlying growth, with ICIS, BankersAccuity and XpertHR all delivering double digit growth, moderated by continued weakness in US construction data.

•	Leading Brands and Online Marketing Solutions saw some growth, but revenue from Other Magazines & Services continued to decline.

•	Full year outlook: We expect the trends of the first nine months to continue, with good growth in Major Data Services partially offset by declines in Other Magazines & Services.

Portfolio development and share buy backs

•	We intend to continue to transform our business through organic development, and by disposing of businesses that no longer fit our strategy. We expect disposals to be mildly dilutive to EPS in the short term, and we intend to use gross divestment proceeds to buy back shares, mitigating this impact.

•	Based on transactions either completed or well progressed so far this year, we are raising the amount that will be deployed on share buybacks this year to £250m (€310m), of which £158m (€193m) has already been deployed. In the event that additional disposals are completed or announced this year, gross disposal proceeds will also be used to buy back shares.

Balance sheet

•	Reed Elsevier’s financial position remains strong with good cash generation.

•	Since the interim results we have issued €550m of 8 year term debt at a coupon of 2.5%, and $560m of 10 year term debt with a coupon of 3.125%. Related to these transactions, we have retired $300m of high coupon term debt.

- ENDS -

Enquiries
Paul Abrahams (Media)
Tel : +44 20 7166 5724

Colin Tennant (Investors)
Tel: +44 20 7166 5751

Notes to editors

About Reed Elsevier
Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors. The group employs more than 30,000 people, including 16,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £13bn/€16bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.